UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

Commission File Number 1-14637

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

BANTA CORPORATION INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Banta Corporation
225 Main Street
P.O. Box 8003
Menasha, Wisconsin 54952

Page number of Exhibit Index (17)

REQUIRED INFORMATION

The following financial statements and schedules of the Banta Corporation Incentive Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Financial Statements and Supplemental Schedule

Banta Corporation Incentive Savings Plan

December 31, 2004 and 2003 and year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Banta Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and year ended December 31, 2004

Contents

VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator
Banta Corporation Incentive Savings Plan
Menasha, Wisconsin

We have audited the accompanying statement of assets available for benefits of Banta Corporation Incentive Savings Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2004. The financial statements of Banta Corporation Incentive Savings Plan as of December 31, 2003 were audited by other auditors whose report dated June 11, 2004, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of Banta Corporation Incentive Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Appleton, Wisconsin
June 8, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator
Banta Corporation Incentive Savings Plan

We have audited the accompanying statement of assets available for benefits of the Banta Corporation Incentive Savings Plan as of December 31, 2003. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 11, 2004

Banta Corporation Incentive Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments:		
Mutual funds	**$118,525,638**	$ 98,094,960
Common stock	**18,226,694**	16,601,321
Common trust funds	**51,889,009**	50,875,637
Loans to participants	**4,929,639**	4,361,913
Total investments	**193,570,980**	169,933,831
Receivables:		
Participant contributions	**457,007**	88,825
Employer contributions	**161,536**	84,568
Total receivables	**618,543**	173,393
Assets available for benefits	**$194,189,523**	$170,107,224

See notes to financial statements.

Banta Corporation Incentive Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2004

Additions	
Investment income:	
Net realized and unrealized appreciation in fair value of investments	$ 15,676,347
Interest and dividends	4,553,522
Total investment income	20,229,869
Contributions:	
Employer	3,268,754
Participants	12,105,480
Rollover from other qualified plans	1,455,920
Total contributions	16,830,154
Total additions	37,060,023
Deductions	
Benefit and withdrawal payments	(12,961,560)
Administrative expenses	(23,809)
Total deductions	(12,985,369)
Transfers of assets from Banta Hourly 401(k) Plan, net	7,645
Net increase	24,082,299
Assets available for benefits at beginning of year	170,107,224
Assets available for benefits at end of year	$194,189,523

See notes to financial statements.

1. Description of Plan

The Banta Corporation Incentive Savings Plan (the Plan) is a defined-contribution plan covering selected nonunion and regularly scheduled part-time employees of Banta Corporation and subsidiaries (the Company). The Plan is regulated by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to provide eligible employees an opportunity to accumulate saving on a tax-advantaged basis pursuant to Section 401(k) of the Internal Revenue Code (Code).

Other significant provisions of the Plan are discussed below. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Participant Accounts

Separate accounts are maintained for each participant in the Plan. These accounts reflect the contributions made by each participant, contributions made by the Company, and earnings accumulated on the participant's account balance. Benefits are paid out of amounts accumulated in each participant's account.

Investments

All participant and Company contributions are invested in funds selected by individual participants. A participant may allocate his or her fund balance and contributions in increments of 1% among the various investment funds offered by the Plan, except that no more than 50% of a participant's balance may be allocated to the Banta Corporation Stock Fund (the Fund).

Vesting

All participant and employer contributions to the Plan, including the earnings attributable to them, are fully vested at the time they are made to the Plan.

1. Description of Plan (continued)

Benefits

Distribution of a participant's account will be made in a lump sum as soon as practicable upon termination. If a participant's balance is greater than $5,000 at the termination date, the participant may defer distribution.

Withdrawals

Participants may withdraw a portion of their account balance if they can prove financial hardship pursuant to the Code. Withdrawals are limited to one per year.

Loans

Participants may obtain a loan using their balance in the Plan as collateral. The maximum loan is 50% of the participant's account balance valued as of the last valuation date. The loans cannot be less than $1,000 or more than $50,000. Participants repay the loans through payroll deductions and all interest paid is credited to their participant account. All loans shall bear interest at a rate of prime plus 2%. The term of the loan may not exceed five years, unless the funds are to be used to purchase a primary residence, in which case the term may not exceed ten years. The interest rates on participant loans at December 31, 2004, ranged from 6% to 12%.

Rollovers

Participants may rollover, into the Plan, benefits arising out of participation in a tax-qualified employee pension benefit plan of a former employer, which qualifies under Code Section 401 or 403, if such benefits are eligible for rollover treatment under Code Section 402 or 408.

Termination of the Plan

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan upon written notice. Upon termination, the trust funds shall be valued and distributed. Each participant shall receive a distribution based on the participant's account balance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition

Interest and dividend income is recorded as earned on the accrual basis.

Investment Valuation

The trustee of the Plan, Fidelity Management Trust Company, holds the Plan's investments and executes transactions therein.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds is based on quoted redemption values. The participant loans are valued at their outstanding balances, which approximate fair value.

The Fund, which is tracked on a unitized basis, consists of Banta Corporation common stock and funds held in the Fidelity Institutional Cash Portfolio money-market fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Banta Corporation common stock and the cash investments held by the Fund. At December 31, 2004, 1,132,093 units were outstanding with a value of $16.10 per unit (1,154,473 units were outstanding with a value of $14.38 per unit at December 31, 2003).

3. Investments

The following presents investments that represent 5% or more of the Plan's assets available for benefits at December 31:

	2004	**2003**
Fidelity Equity Income Fund	**$43,744,241**	$41,057,835
Fidelity Managed Income Portfolio II	**31,449,632**	31,933,789
Fidelity Contra Fund	**29,592,636**	25,633,931
Fidelity US Equity Index Commingled Pool	**20,439,377**	18,941,848
Banta Corporation Stock Fund	**18,226,694**	16,601,321
MAS Midcap Growth Portfolio – Advisor Class	**11,466,132**	9,608,827

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$11,684,013
Common trust funds	2,011,197
Common stock	1,981,137
	$15,676,347

4. Funding Policy

Eligible employees are able to make pretax contributions to the Plan between 1% and 50% of the participant's compensation, as defined in the Plan document. Employee contributions (as defined by the Tax Reform Act of 1986) allocated to a participant's account are limited to $13,000 in 2004 and $12,000 in 2003. The Company provides a matching contribution equal to 50% of each participant's contribution up to a maximum of 4% of the participant's compensation.

Allocations of earnings are made daily to the participant's account on a pro rata basis.

Cash amounts from other qualified plans may be transferred to this Plan if certain conditions are met as set forth in the Plan document.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Related Party Transactions

Expenses of the Plan are paid by the Company with the exception of investment fees, which are netted against investment income.

At December 31, 2004 and 2003, there were 389,210 and 392,536 shares, respectively, of the Company's common stock held for investment in the Fund.

The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

7. Transfers of Assets

Net transfers of assets to the Plan from the Banta Hourly 401(k) Plan were $7,645 during 2004. The Banta Hourly 401(k) Plan is a defined-contribution plan covering certain union employees of the Company. It is regulated by the Department of Labor's Rules and Regulations for Reporting and Disclosures under ERISA.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedule

Banta Corporation Incentive Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Current Value
Fidelity Management Trust Company:	
Fidelity Equity Income Fund*	$ 43,744,241
Fidelity Managed Income Portfolio II*	31,449,632
Fidelity Contra Fund*	29,592,636
Fidelity US Equity Index Commingled Pool*	20,439,377
Banta Corporation Stock Fund*	18,226,694
MAS Midcap Growth Portfolio – Advisor Class	11,466,132
Fidelity Low Priced Stock Fund*	9,656,122
Fidelity Diversified International Fund*	7,299,033
Hotchkis and Wiley Mid-Cap Value Fund Class I	4,691,658
Fidelity Freedom 2020 Fund*	2,621,489
Fidelity Small Cap Stock Fund*	1,764,475
Fidelity Freedom 2010 Fund*	1,734,099
Fidelity Freedom 2030 Fund*	1,535,790
PIMCO Total Return Fund	1,403,133
Templeton World Fund – Class A	1,175,965
Fidelity Freedom 2040 Fund*	736,371
Fidelity Freedom Income*	576,189
Fidelity Freedom 2000 Fund*	373,870
Fidelity Freedom 2015 Fund*	125,698
Fidelity Freedom 2025 Fund*	22,482
Fidelity Freedom 2035 Fund*	6,225
Fidelity Freedom 2005 Fund*	30
Participant loans (interest rates ranging from 6% to 12%)*	4,929,639
	$193,570,980

**Represents a party in interest.*

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Banta Corporation Incentive Savings Plan Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on behalf by the undersigned, thereunto duly authorized, in the City of Menasha, and State of Wisconsin, on this 27th day of June 2005.

BANTA CORPORATION INCENTIVE SAVINGS PLAN

Frank W. Rudolph

Frank W. Rudolph
Chairman, Banta Corporation Incentive Savings Plan
Administrative Committee

EXHIBIT INDEX

INCENTIVE SAVINGS PLAN

FORM 11-K

EXHIBIT 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 033-54576) of our report dated June 8, 2005, included in the Banta Corporation Incentive Savings Plan Form 11-K for the year ended December 31, 2004 and to all references to our firm included in this Registration Statement.

Virchow, Krause & Company, LLP

VIRCHOW, KRAUSE & COMPANY, LLP

Appleton, Wisconsin
June 27, 2005

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 033-54576) pertaining to the Banta Corporation Incentive Savings Plan, of our report dated June 11, 2004, with respect to the financial statement of Banta Corporation Incentive Savings Plan at December 31, 2003, included in this Annual Report (Form11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Milwaukee, Wisconsin
June 23, 2005